SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. 3)*

Vistula Communications Services, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

92840A108
(CUSIP Number)

December 31, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92840A108	13G/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS JANA Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,950,000 (including 650,000 shares underlying convertible warrants)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,950,000 (including 650,000 shares underlying convertible warrants)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,950,000 (including 650,000 shares underlying convertible warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 92840A108	13G/A	Page 3 of 6 Pages

Item 1 (a).	NAME OF ISSUER:

The name of the issuer is Vistula Communications Services, Inc. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 405 Park Avenue, Suite 801, New York, New York 10022.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by JANA Partners LLC.

The foregoing person is hereinafter sometimes referred to as the “Reporting Person.”

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of the Reporting Person is 767 Fifth Avenue, 8th Floor, New York, New York, 10153.

Item 2(c).	CITIZENSHIP:

This Statement is filed by JANA Partners LLC, a Delaware limited liability company. JANA Partners LLC is a private money management firm which holds the Common Stock of the Company in various accounts under its management and control. The principals of JANA Partners LLC, Barry Rosenstein and Gary Claar, are U.S. citizens.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.001 per share.

CUSIP No. 92840A108	13G/A	Page 4 of 6 Pages

Item 2(e).	CUSIP NUMBER:

92840A108

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☒	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)	☐	A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J),

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:___________________________________

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☐

Item 4.	OWNERSHIP.

(a)	Amount beneficially owned: 3,950,000 (including 650,000 shares underlying convertible warrants)
(b)	Percent of class: 5.8%.
(c)	(i)	Sole power to vote or direct the vote: 3,950,000 (including 650,000 shares underlying convertible warrants)
	(ii)	Shared power to vote or direct the vote: 0
	(iii)	Sole power to dispose or direct the disposition: 3,950,000 (including 650,000 shares underlying convertible warrants)
	(iv)	Shared power to dispose or direct the disposition of: 0

CUSIP No. 92840A108	13G/A	Page 5 of 6 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

The Reporting Person hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held in the ordiniary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 92840A108	13G/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2012

JANA Partners LLC

By:	/s/ Jennifer Fanjiang
Jennifer Fanjiang
General Counsel